UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001.

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-13927

(A)	Full title of the plan and the address of the plan, if different from that of the issuer name below.

CSK Auto, Inc. Retirement Program

(B)	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CSK Auto Corporation
645 East Missouri Avenue, Suite 400
Phoenix, Arizona 85012

REQUIRED INFORMATION

(a)	Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the CSK Auto, Inc. Retirement Program as required by Form 11-K, together with the report thereon of PricewaterhouseCoopers LLP, independent auditors, dated May 29, 2002.

(b)	Exhibits. A consent of PricewaterhouseCoopers LLP is being filed as Exhibit A to this report.

CSK Auto, Inc. Retirement Program
Index to Financial Statements and Supplemental Schedule

Page

REPORT OF INDEPENDENT ACCOUNTANTS	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits at December 31, 2001 and 2000	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2001	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE*:

Schedule of Assets (Held at End of Year) as of December 31, 2001	11

*	Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CSK AUTO, INC. RETIREMENT PROGRAM

	/s/	Don W. Watson Don W. Watson Chief Financial Officer

Dated: June 26, 2002

Report of Independent Accountants

To the Participants and the Retirement Committee
of CSK Auto, Inc. Retirement Program

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CSK Auto, Inc. Retirement Program (the “Plan”) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phoenix, Arizona
May 29, 2002

CSK Auto, Inc. Retirement Program
Statements of Net Assets Available for Benefits
As of December 31, 2001 and 2000

	2001	2000

Assets:

Investments, at fair value	$57,538,983	$60,773,719

Participant loans	2,270,960	2,358,158

Total investments	59,809,943	63,131,877

Contributions receivable:

Participants	112,912	180,211

Employer	33,000	50,070

Net assets available for benefits	$59,955,855	$63,362,158

The accompanying notes are an integral part of these financial statements.

CSK Auto, Inc. Retirement Program
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2001

Additions to net assets attributed to:

Investment income (loss):

Net depreciation in fair value of investments	$(5,698,274)

Interest and dividends	1,347,171

Total investment loss	(4,351,103)

Contributions:

Participant contributions	4,785,650

Employer contributions	1,196,090

Total contributions	5,981,740

Total net additions	1,630,637

Deductions from net assets attributed to:

Benefits paid to participants	5,024,719

Administrative expenses	12,221

Total deductions	5,036,940

Net decrease in net assets available for benefits	(3,406,303)

Net assets available for benefits:

Beginning of year	63,362,158

End of year	$59,955,855

The accompanying notes are an integral part of these financial statements.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements

1.	Plan Description:

The following is only a general description of the CSK Auto, Inc. Retirement Program (the “Plan”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
On July 1, 1987, Northern Automotive Corporation, now known as CSK Auto, Inc. (the “Company” or “Plan Sponsor”), established the Plan for all employees of the Company who have met certain eligibility requirements. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for employee and matching employer contributions in accordance with section 401(k) of the Internal Revenue Code. On October 1, 1997, the Plan’s name was changed from the Northern Automotive Corporation Retirement Program to the CSK Auto, Inc. Retirement Program.

The Plan has engaged American Century Services Corporation (the “Custodian”) to provide recordkeeping, custodial services and administrative services to the Plan. As of December 31, 2001, 12 different fund choices are made available to Plan participants and all assets within the Plan are held in trust with UMB Bank, N.A. (the “Trustee”). Effective May 1, 1999, the Company’s Board of Directors amended and restated the Plan to allow for the purchase of the common stock of CSK Auto Corporation, the parent company of the Company. CSK Auto Corporation is a holding company and has no business activity other than its investment in the Company. Eligible employees may direct up to 15% of employee and employer contributions to purchase CSK Auto Corporation common stock at fair market value as determined on the date funds are received by the custodian.

Plan assets are invested as directed by the participants. A description of the various fund choices as of December 31, 2001 is listed below. During 2001, the Dodge & Cox Balanced Fund was eliminated as an investment choice and the Columbia Growth Fund is closed to new investments.

Columbia Growth Fund
Represents investments made in the Columbia Growth Fund, which is described by the fund as a diversified portfolio of domestic and international common stocks that are believed to offer above-average earnings and growth.

American Century GNMA Fund
Represents investments made in the American Century GNMA Fund, which is described by the fund as a portfolio of mortgage-backed Securities issued by the Governmental National Mortgage Association (GNMA).

American Century Ultra Fund
Represents investments made in the American Century Ultra Fund, which is described by the fund as a diversified portfolio of stocks of companies with accelerating earnings and revenue.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements (Continued)

1.	Plan Description: (Continued)

American Century Premium Money Market Fund
Represents investments made in the American Century Premium Money Market Fund, which is described by the fund as a portfolio of U.S. dollar-denominated money market instruments and other short-term obligations of banks, governments and corporations.

American Century Value Fund
Represents investments made in the American Century Value Fund, which is described by the fund as a portfolio that seeks long term capital growth by investing in the stocks of medium to large-sized companies that meet certain objectives established by the fund.

Twentieth Century International Growth Fund
Represents investments made in the Twentieth Century International Growth Fund, which is described by the fund as a portfolio of common stocks of foreign companies.

CSK Auto Stock Fund Represents investments made in the common stock of CSK Auto Corporation, the parent company of CSK Auto, Inc.

American Century Strategic Allocations — Conservative Fund
Represents investments made in the American Century Strategic Allocations — Conservative Fund, which is described by the fund as a diversified portfolio of stocks, bonds and money market instruments, that seek regular income through an emphasis on bonds and money market securities.

American Century Strategic Allocations — Moderate Fund
Represents investments made in the American Century Strategic Allocations — Moderate Fund, which is described by the fund as a diversified portfolio of stocks, bonds and money market instruments, that seek long-term capital growth with some regular income, through an emphasis in equity securities, but maintains a sizable stake in bonds and money market securities.

American Century Strategic Allocations — Aggressive Fund
Represents investments made in the American Century Strategic Allocations — Aggressive Fund, which is described by the fund as a diversified portfolio of stocks, bonds and money market instruments, that seek long-term capital growth with a small amount of income, through an emphasis on investments in equity securities, but maintains a portion of its assets in bonds and money market securities.

Franklin Small-Mid Cap Growth Fund I — Class A
Represents investments made in the Franklin Small Cap Growth Fund I - Class A, which is described by the fund as a portfolio of equity securities of companies which have market capitalizations exceeding $1.5 billion or the highest market cap value in the Russell 2000 index, whichever is greater, at the time of investment, and seeks long-term capital growth.

Neuberger Berman Genesis Fund
Represents investments made in the Neuberger Berman Genesis Fund, which is described by the fund as a portfolio of common stocks of small-capitalization companies; seeking undervalued companies whose current product lines and balance sheets are strong.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements (Continued)

1.	Plan Description: (Continued)

Eligibility
Employees are eligible to participate in the Plan upon meeting the following criteria: (1) 21 years of age; (2) one year of service; (3) completion of 1,000 hours of service in one year; and (4) not a member of a collective bargaining unit for which retirement benefits have been the subject of good faith bargaining unless the respective bargaining agreement provides otherwise. Employees of acquired companies, who meet the eligibility requirements of the plan, may participate immediately upon acquisition.

Contributions
The Plan was amended on December 31, 2001, in order to adopt certain changes enacted in The Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). Effective January 1, 2002, participants can contribute up to 50% of their gross pay to the Plan, with a maximum employee contribution as determined by restrictions established by the Internal Revenue Service. Also, adopted, was the catch-up contribution provision, which allows a participant who will reach the age 50 anytime within a calendar year to make elective deferrals beyond normally applicable deferral limits; the additional deferral is phased in over 5 years in $1,000 increments and is subject to certain other statutory limitations. The Company matches 40% of the participant’s contribution for participants with one to five years of service, 50% of the participant’s contribution for participants with five to ten years of service, and 60% of the participant’s contribution for participants with more than ten years of service to a maximum match of 4% of base salary. Participant contributions and employer matching contributions made on behalf of highly compensated employees may be limited pursuant to non-discrimination rules set forth in the plan document and the Internal Revenue Code (“IRC”).

Vesting Participants in the Plan are always fully vested in their own contributions as well as the Company’s matching 401(k) contributions and earnings thereon.

Administration The Plan is sponsored by the Company and administered by the Retirement Committee, composed of five employees of the Company, who are appointed by the Board of Directors.

Expenses incurred in the administration of the Plan and the trust are paid by the Company or from Plan assets when authorized by the Retirement Committee.

Distributions
Distributions from the Plan are available upon any of the following: (1) termination of employment with the Company; (2) retirement and in-service distributions upon or following age 59 1/2; and (3) disability or death. On June 14, 2001, the Plan was amended to discontinue the provision for joint and survivor annuity retirement distribution benefits. This change will be effective for all distributions, which commence on or after January 1, 2002. The participant (or the beneficiary) will receive a lump-sum distribution of the value of the account. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the participants elect to rollover their distributions into an Individual Retirement Account or another qualified employer plan or elect or qualify for favorable tax treatment.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements (Continued)

1.	Plan Description: (Continued)

Loans to Participants
The Plan allows participants to obtain loans of their vested account balances, the amounts of which are subject to specific limitations set forth in the plan document and the Internal Revenue Code. Participant loans as of December 31, 2001 represent the aggregate amount of principal and accrued interest outstanding on such loans at each year end. As of December 31, 2001, participant loans carried interest rates ranging from 7.00% to 11.50%, with maturities of five years or less. Principal and interest is paid ratably through payroll deductions.

Amendment and Termination of the Plan
The Company anticipates that the Plan will continue without interruption but reserves the right to amend or terminate the Plan. No amendment may deprive any person of rights accrued prior to the enactment of such an amendment. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used for or diverted for purposes other than for the exclusive benefit of the participants.

2.	Significant Accounting Policies:

Method of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accordingly, income is recognized when earned and expenses are recorded when incurred. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2001 and 2000 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2001. Actual results could differ from those estimates.

Concentration of Credit Risk
Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to participants through participation in more than one fund.

Investment Valuation
The Plan’s investments are stated at fair market value. Investments in the various investment funds are reported at fair value as measured by American Century Services Corporation at December 31, 2001 and 2000 based on net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements (Continued)

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2001 and 2000.

	2001	2000

Columbia Growth Fund	$11,282,582	$17,917,899

Dodge & Cox Balanced Fund	—	12,597,038

American Century GNMA Fund	7,138,975	5,886,625

American Century Ultra Fund	10,081,698	10,156,121

American Century Premium Money Market Fund	6,431,023	5,101,603

American Century Value Fund	4,769,803	3,308,746

Twentieth Century International Growth Fund	*	3,982,131

American Century Strategic Allocations — Moderate Fund	11,632,034	*

* Amount less than 5.0% of the Plan’s net assets at indicated date.

Each of the above funds is a mutual fund.

During 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $5,698,274 as follows:

2001

Mutual funds	$(6,542,152)

CSK Auto Stock Fund	843,878

$(5,698,274)

4.	Excess Employee Deferrals:

The Plan failed to meet non-discrimination tests, in accordance with Internal Revenue Service (“IRS”) regulations, and it was determined certain participants would be refunded a portion of their contributions. These amounts are $323,063 and $276,513 at December 31, 2001 and 2000, respectively.

5.	Tax Status of the Plan:

The Plan received its latest determination letter on December 18, 2001 in which the Internal Revenue Service stated the Plan, as then designed, is in compliance with applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor and legal counsel believes that the Plan is currently designed and being operated in compliance with the requirements of the IRC.

6.	Parties in Interest

Certain investments of the Plan are shares of funds managed by the Custodian which provides recordkeeping, custodial services, and administrative services to the Plan. In addition, the Plan holds stock of CSK Auto Corporation, the parent company of the Plan Sponsor. These transactions are considered exempt party-in-interest transactions.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements (Continued)

7.	Reconciliation to Form 5500:

Amounts currently payable to or for participants, dependents, and beneficiaries are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of net assets available for benefits between the financial statements and the Form 5500:

	December 31,	December 31,
	2001	2000

Net assets available for benefits as shown in the accompanying financial statements	$59,955,855	$63,362,158

Less: Excess employee deferrals at year end	(323,063)	(276,513)

Net assets available for benefits as shown in the Form 5500	$59,632,792	$63,085,645

The following is a reconciliation of benefits paid to participants between the financial statements and the Form 5500:

For the year ended
December 31,
2001

Benefits paid to participants as shown in the accompanying financial statements	$5,024,719

Less: Excess employee deferrals at December 31, 2000	(276,513)

Add: Excess employee deferrals December 31, 2001	323,063

Benefits paid to participants as shown in the Form 5500	$5,071,269

SUPPLEMENTAL SCHEDULE

CSK AUTO, INC. RETIREMENT PROGRAM
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
as of December 31, 2001

	(b) Identity of Issuer,	(c) Description of Investment, Including
	Borrower, Lessor or	Maturity Date, Collateral, Par		(e) Current
(a)	Similar Party	Or Maturity Value	(d) Cost ***	Value

	Columbia Trust Company	Columbia Growth Fund	$—	$11,282,582

*	American Century	GNMA Fund	—	7,138,975

*	American Century	American Century Ultra Fund	—	10,081,698

*	American Century	Premium Money Market Fund	—	6,431,023

*	American Century	American Century Value Fund	—	4,769,803

*	American Century	Twentieth Century International Growth Fund	—	2,857,698

*	American Century	Strategic Allocations - Conservative	—	236,092

*	American Century	Strategic Allocations - Moderate	—	11,632,034

*	American Century	Strategic Allocations - Aggressive	—	256,251

	Franklin Templeton	Franklin Small Cap Growth Fund I - Class A	—	473,543

	Neuberger Berman	Neuberger Berman Genesis Fund Trust Class A	—	1,069,461

**	CSK Auto Corporation	CSK Auto Stock Fund	—	1,309,823

	Participant Loans	Various rates of interest ranging from 7.00% to
		11.50%, maturing between 6 months and 5 years and
		collateralized by the participant’s account balance	—	2,270,960

			$—	$59,809,943

*	A Custodian for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.

**	Investment qualifies as a party-in-interest for the Plan.

***	All investments are participant directed, therefore, disclosure of cost is not required.

See Report of Independent Accountants

Exhibit A

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-86069) of CSK Auto Corporation of our report dated May 29, 2002 relating to the financial statements and financial statement schedule of CSK Auto Inc. Retirement Program, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Phoenix, AZ
June 26, 2002